THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

December 15, 2008

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:         Amanda McManus, Branch Chief
   Michelle Lacko, Staff Attorney

RE:      Smart Kids Group, Inc.
Registration Statement on Form S-1
Filed September 30, 2008
File No.: 333-153294

Dear Ms. McManus and Ms. Lacko:

Below please find our responses to the Commission’s first comments in its letter dated October 27, 2008 (the “Comment Letter”), regarding the above-captioned Registration Statement filed by our client Smart Kids Group, Inc., a Florida corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

General

1.
Please revise the entire registration statement so that it conveys an accurate picture of your company at the point of effectiveness and provides more detail and clarity in regard to your current business, including the types of products and television series that you currently produce, any existing licensing and development agreements and any intellectual property assets that the company currently owns. General Statements that you are a “digital media production company” and about your “programming and merchandising” and “IP assets” do not convey the kind of specific information required for a public offering document.

Response:

Per Comment #1, we have revised the business description throughout the registration statement to set forth a more accurate description of the Company’s business operations.

2.
Please revise your disclosure throughout your filing to eliminate marketing language, including but not limited to the following examples: “unique and significant”, “premier,” “enthusiastically sought after,” “uniquely viable,” “promises to set a new standard” and “tremendous opportunity.” We consider marketing language to be inappropriate in a disclosure document.

Response:

Per Comment #2, the entirety of the document has been revised in accordance with this comment. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

3.	Please revise to provide the basis for the following statements:
•	You believe that you are positioned to become the premier online community and real world supplier of products and services for kids of all ages (page 5);
•	You believe your products will be enthusiastically sought after in the marketplace (pages 5, 32, and 38);
•
Bert & Clare kiosks will provide a tremendous opportunity to promote and sell Bert & Clare merchandise and add a noticeable and consistent real world presence to everyone’s shopping experience (page 34); and

•	You anticipate that executives of the company will participate in industry panels, news interviews and serve as industry related public speakers (page 36).

Your disclosure should substantiate your claims and not solely describe your aspirations. Revise throughout.

Response:

Per Comment #3, the entirety of the document has been revised in accordance with this comment. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Outside Front Cover Page

4.	Please revise to disclose that your common stock is currently quoted on the Pink Sheets and identify the trading symbol. Revise throughout for consistency. Refer to Item 501(b)(4) of Regulation S-K.

Response:

Per Comment #4, the entirety of the document has been revised in accordance with this comment. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Summary, page 5

5.
Revise the first paragraph to disclose your assets, revenue and income/loss for the most recent audited period and interim stub and disclose the amount of cash you have as of the most recent date practical. Also revise to disclose that your independent auditor’s report expresses substantial doubt about the company’s ability to continue as a going concern and to clearly state that the company is a development stage company. Explain why you think you are emerging from development stage.

Response:

Per Comment #5, the document has been revised in accordance with this comment. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

6.
Based upon your disclosure throughout, your current business appears to consist of broadcasting 54 Be Alert Bert television programs created in 1991 and may also include broadcasting fitness programs created by your CEO. It is not clear, however, how you generate or intend to generate revenues from these programs. Revise your summary and business sections to accurately describe and highlight your current business and revenue sources, if any, and to clearly identify and deemphasize those items that are aspirational in nature only.

Response:

Per Comment #6, we have revised the business descriptions throughout the registration statement to set forth a more accurate description of the Company’s business operations.

7.
We note in your disclosure in the fourth paragraph on page 5 that you have made recent acquisitions in television, video, software development and the Internet. Please revise your disclosure here and throughout your filing to discuss these recent acquisitions, including a description of the types of products and services you acquired and the material terms of the transactions.

Response:

Per Comment #7, the document has been thoroughly revised to remove reference of all “recent acquisitions in television, video, software development and the Internet”. While negotiations for such acquisitions were contemplated to be consummated, to date no such acquisitions have been made, and none are likely for the near future due to the Company’s financial state.

License Agreements, page 5

8.
Clarify your disclosure to state whether SKIH or you are obligated to pay Mr. Shergold $5,000 per month. Revise the “License Agreements” section on page 32 to clearly identify the intellectual property assets covered by the agreements and discuss their material terms.

Response:

Per Comment #8, this disclosure has been revised to clarify the terms of the License Agreements. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Risk Factors, page 9

9.
Please remove the reference in your first paragraph that you discuss some, but not all, of the risk factors which could cause actual results to differ materially from the information in the prospectus or from your forward-looking statements or revise to clarify that you have discussed all known material risks.

Response:

Per Comment #9, the document has been revised in accordance with this comment, and the reference has been removed. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

10.	Please add a risk factor discussing the added costs of being a public company.

Response:

Per Comment #10, the risk factor regarding the costs of being a public company was added. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

11.
Please create a risk factor discussing how current economic conditions may impact your commercial success and ability to obtain financing in the future, including a discussion of how tightening credit conditions may affect your ability to obtain credit facilities.

Response:

Per Comment #11, the risk factor regarding the effects of the current economic conditions and credit freeze was added. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

12.	Your second risk factor on page 15 repeats the subject matter of the first risk factor on page 16. Revise to combine or delete one.

Response:

Per Comment #12, the redundancy was deleted. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

We Have A Limited Operating History … page 9

13.
We note your statement in this risk factor sub-caption that there can be no assurance of your continued commercial success. In light of the fact that you have generated no revenues and have an accumulated deficit of (509,264) to date, please advise us of your commercial success or revise this sub-caption. We also note your disclosure that the size of the company’s anticipated increased market share could be significantly smaller than expected. Please revise to disclose the company’s current market shares and provide an estimate of your anticipated increased market share or delete this statement.

Response:

Per Comment #13, this risk factor has been revised. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Our History of Losses Is Expected To Continue…page 10

14.
Please provide an estimate of how long it will take you to become profitable in the distribution of your Edutainment products. Also, please quantify the amount of additional financing you believe you will need to achieve your current strategy.

Response:

Per Comment #14, this risk factor has been revised. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

We Expect Our Operating Expenses to Increase…page 10

15.
Please provide a basis for your statement in the last sentence of this risk factor that your business is rapidly evolving in light of the fact that, to date, you have generated no revenues. Also, please clarify that increased operating expenses and capital expenditures may impact future profit margins but that currently, you have no profit margins.

Response:

Per Comment #15, this risk factor has been revised. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

We Operate In A Highly Competitive Marketplace, page 11

16.	Please remove references here, and on page 36, to Disney, Time Warner, Nickelodeon and Viacom, as your business size suggests that you will not compete with these companies in the near term.

Response:

Per Comment #16, the references have been removed and this risk factor has been revised. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

17.
We note your disclosure in the second to last sentence in this risk factor that many companies represent properties which have been commercially successful for longer periods than your properties. Please revise to clarify which of your properties has been successful, and the length of its success, or delete.

Response:

Per Comment #17, the references have been removed and this risk factor has been revised. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

There Exists Uncertainty With Regards To Our Ability To Protect…page 13

18.	We note your disclosure that you sublicense the contents of the website www.smartkidswear.com from SKIH. We were unable to access this website. Please advise or delete this reference.

Response:

Per Comment #18, the reference to this website has been removed and this risk factor has been revised. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Forward Looking Statements, page 16

19.
Revise to remove the last sentence of this section or clarify your obligation to have accurate disclosure in any registration statement for which you request effectiveness and to provide ongoing disclosure on material changes to your business.

Response:

Per Comment #19, the last sentence of this section has been removed. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Determination of Offering Price, page 17

20.	Revise to discuss more clearly the reasons for your intent to file an Exchange Act registration statement.

Response:

Per Comment #20, this section has been revised. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Selling Stockholders, page 18

21.	Please note that certain family members are deemed to beneficially own the shares held by other family members. Please ensure that your table is accurate in this regard.

Response:

Per Comment #21, to the best of our knowledge, we believe that this table is completely accurate.

22.
Please reconcile your disclosure in the Selling Stockholder table that Mr. Al Hawryluk will own zero shares if he sells 5,290,000 shares in the offering with your disclosure in footnote 4 to the Selling Stockholder table that Mr. Al Hawryluk owns 5,500,000 shares of the company’s common stock. Please reconcile your disclosure in this regard for Mr. Sean Slipchuk as well.

Response:

Per Comment #22, the document has been revised to reconcile the discrepancies noted in the comment. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Directors, Executive Officers, Promoters and Control Persons, page 24

23.
Please significantly revise the description of the business experience of your directors and executive officers to briefly describe their business experience during the past five years, and to omit information which does not strictly relate to business experience. You disclosure should strictly adhere to the requirements of Item 401(e)(1) and (2) of Regulation S-K and eliminate discussions that do not meet its requirements.

Response:

Per Comment #23, the description of the business experience of our directors and executive officers has been revised to adhere to the requirements of Item 401(e)(1) and (2) of Regulation S-K.

Summary Compensation Table, page 27

24.	Clarify how you have incurred $956,439 in compensation expense and show $0 in compensation to anyone in 2008. Explain also how the $21,069 due to Richard Shergold is not compensation.

Response:

Per Comment #24, the S-1 disclosures and financial statements have been revised to correct the compensation expense and language has been added explaining that portions of compensation is capitalized in development costs.

Employment Agreements, page 28

25.
Please reconcile your disclosures in the second paragraph under this subheading that the company entered into an employment agreement with Mr. Ruppanner effective December 31, 2005 and you determined that 100% of Mr. Ruppanner’s time is spent on software development with your disclosures in Note 6 to Notes to Financial Statements that the company entered into an employment agreement with Mr. Ruppanner effective August 1, 2005 and you determined that 50% of Mr. Ruppanner’s time is spent on software development.

Response:

Per Comment #25, this discrepancy has been revised, and is now an accurate reflection of Mr. Ruppanner’s contractually binding employment agreement. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

26.
Explain if true that you have no paid any salaries, despite the requirements of the employment agreements. Explain also why your officers are doing software development and how this fits in with your stated business plans.

Response:

Per Comment #26, the Company currently has no funds of which to pay salaries pursuant to the stated employment agreements, and the parties to the agreements have agreed to forego any compensation owed at the current time. Richard Shergold is the only officer doing software development to carry the business forward when filing is completed and approved. Mr. Ruppanner is developing the business infrastructure and processes to ensure our readiness to proceed with stated business plans and objectives.

Description of Securities, page 29

27.	Please revise to correct the number of issued and outstanding shares in the first paragraph under this heading.

Response:

Per Comment #27, this revision has been made. A Comment as placed in the margin next to the revision, and the changes were tracked for ease of viewing.

Convertible Securities, page 31

28.
Please reconcile your statement under this subheading that there are no rights convertible or exchangeable into shares of your common stock with your disclosure on page II-2 that the company entered into stock subscription agreements in 2007 and 2008 which granted investors convertible security rights.

Response:

Per Comment #28, this section has been revised, and this disclosure has been accurately described.

Description of Our Business, page 32

29.
Please revise to discuss your future business plans in greater detail. Please provide an anticipated timeline and discuss each step you plan to take toward generating revenues and your anticipated funding source for each step. You should disclose specific cost estimates and financing plans. Your response should address:

•
Any specific steps you have taken to implement your business plans, including contracts you have signed or payments you have made to develop elements of your proposed business, such as your website, proposed retail outlets and branded merchandise;

•	The approximate amount of funds that you will need to raise until you achieve profitability; and
•	Any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

Response:

Per Comment #29, we have revised the business descriptions throughout the registration statement to set forth a more accurate description of the Company’s business operations.

30.	Discuss the impact, if any, that child Internet protection laws may have on your business. Add risk factor disclosure if appropriate.

Response:

Per Comment #30, we believe that the child internet protection laws will have the positive effect of supporting our business effort. We feel that a risk factor is not necessary due to the nature of the business for child safety and education and will in fact enforce our mission to provide safety, health and education information.

31.
We note your disclosure that Mr. Shergold created Full Motion Fitness, 3D Fitness Trainer and an email and chat program in java. Please revise your disclosure to clarify whether your company currently sublicenses these intellectual property assets from Smart Kids International Holdings, Inc. and, if so, describe how these programs relate to you stated goal of licensing and developing children’s education/entertainment products. Revise the Summary and MD&A section for consistency.

Response:

Per Comment #31, please be advised that SKGI does currently sublicense these intellectual property assets from SKIH. The Company does not currently intend to market these products in the near future, and instead plans on focusing on our children Edutainment products. In the future, our Company plans to broaden our product base to market and sell these additional intellectual property assets.

Ownership Rights, page 37

32.
Please revise your disclosure to describe your intellectual property in greater detail. Also, we note your disclosure in the second risk factor on page 13 that you sublicense Mr. Shergold’s film library, internet sites and contents, Be Alert Bert TV series, music CD’s and story book. Please revise your disclosure under this heading to provide information relating to your current ownership rights to these products. Clarify whether your ownership rights extend to the Full Motion Fitness exercise program, the 3D Fitness Trainer or the email and chat program developed by Mr. Shergold.

Response:

Per Comment #32, please be advised that the Company does not own any intellectual property, but has an exclusive licensing agreement with SKIH for the use of all of Mr. Shergold’s intellectual property, as specified in its entirety in the agreements attached to the prospectus as Exhibit 10.1 and 10.2.

These disclosures have been revised in accordance with your comments throughout the prospectus.

Description of Properties, page 37

33.	We note your disclosure that you do not own or lease any real property. Please describe the arrangement under which you are permitted to use your principal executive offices in Alberta, Canada.

Response:

Per Comment #33, please be advised that SKGI does not currently lease or own any facilities. The address provided on the cover page of the S-1 is through INCORP, our Company’s Registered Agent acting under contract as a mail service, as well, as a mail service outlet in Canada. We do not wish to publicly provide home addresses due to security. The Company currently has no need for physical office space, however does intend on leasing physical office space as soon as the Company’s finances support such an action.

Legal Proceedings, page 37

34.
We note that your disclosure under this heading repeats the information required by Item 401(f) of Regulation S-K. Please revise your disclosure under this heading to provide the disclosure required by Item 103 of Regulation S-K or advise us why you believe such disclosure is not necessary.

Response:

Per Comment #34, we have revised this disclosure to comply with both Item 401(f) and Item 103 of Regulation S-K. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Going Concern, page 39

35.	Please revise to clarify that the independent auditor’s report expresses substantial doubt about the company’s ability to continue as a going concern.

Response:

Per Comment #35, this section has been revised to clarify the auditor’s position. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Sufficiency of Cash Flows, page 39

36.	Explain how your assets increased in the fiscal 2008 as a result of increased software development costs.

Response:

Per Comment #36, this explanation has been inserted into the relevant section in the S-1. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

37.
We note your disclosure in the first sentence that management intends to obtain additional credit facilities. Please advise us of any current credit facilities or delete the word “additional” from your disclosure.

Response:

Per Comment #37, the word “additional” has been deleted. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Liquidity and Capital Resources, page 40

38.
Please disclose your monthly “burn rate” and explain where you are receiving the cash for the cash expenditures you are incurring. Also, please disclose the month you will run out of money assuming no change in present trends.

Response:

Per Comment #38, this disclosure has been added as directed.

Critical Accounting Policies, page 42

39.
We note your disclosure in the last sentence of the fifth paragraph on page 42 that the company does not anticipate adopting FAS No. 161. Please advise us why you believe you do not have to adopt this pronouncement or revise.

Response:

Per Comment #39, clarifying language has been added to our Critical Accounting Policies.

Certain Relationships And Related Transactions…page 43

40.
Please revise your disclosure in the fourth paragraph on page 43 to clarify that Mr. Shergold is the sole stockholder of Smart Kids International Holdings, Inc. and provide the information required by Item 404(d)(1) of Regulation S-K, including the basis on which the individual is a related person and the related person’s position or relationship with, or ownership in, the other entity that is a party to, or has an interest in, the related transaction.

Response:

Per Comment #40, this section has been revised to fully comply with Item 404(d)(1) of Regulation S-K. Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Director Independence, page 43

41.	Please disclose the applicable definition of independence you used to determine that none of your directors are independent. Refer to Item 407(a) of Regulation S-K.

Response:

Per Comment #41, this section has been revised. Our directors, Richard Shergold, Lisa Yakiwchuk, and Kelly Kot are not considered independent because of their positions as executive officers and employees of our company. We anticipate adding independent directors to our board in the near future provided that our financial position improves to a level that could justify such additions.

Comments were placed in the margins next to the revisions, and the changes were tracked for ease of viewing.

Financial Information, page 44

42.
We note that your audited financial statements are included after the signature page of your Registration Statement. Financial Statements should be provided in Part I of your prospectus. Please revise.

Response:

Per Comment #42, the financial statements have been moved and are now provided in Part I of the prospectus.

Notes to Financial Statements, page F-1

Note 6. Agreements, page F-9

43.
Please revise under your disclosure under the subheading License Representation Agreement to describe the License Agreement between Mr. Shergold and Smart Kids International Holdings, Inc. and the Sublicense Agreement between the company and Smart Kids International Holdings, Inc. or advise us why you believe such disclosure is not necessary.

Response:

Per Comment #43, the June 30, 2008 financial statements, and in particular, Note 6, have been revised to include the required information.

Part II

Item 15. Recent Sales of Unregistered Securities, Page II-1

44.
Please revise to provide the aggregate offering price of the securities sold for cash and, as to securities sold otherwise than for cash, disclose that nature and aggregate amount of consideration received by the company. Please also state briefly the facts relied upon to make each of the exemptions from registration available. Refer to Item 701 of Regulation S-K.

Response:

Per Comment #44,  during the years ended June 30, 2008 and 2007, the Company received $134,600 and $42,500 from individuals who invested in stock subscription agreements wherein upon the Company raising additional capital, these amounts are convertible at ten (10) cents per share into 1,346,000 and 420,000 common shares of the Company. The company issued these securities under the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded the company under Section 4(2) and Regulation S promulgated thereunder due to the fact that the issuance did not involve a public offering and the investors were non-US residents.

Deposits From Stock Subscriptions, page II-2

45.
We note your disclosure that the company received $134,600 and $42,500 during the years ended June 30, 2008 and 2007, respectively, from individuals who invested in stock subscriptions and that these amounts are convertible into common shares of the company in the event the company raises additional capital. Please revise your disclosure here and in the Notes to Financial Statements to provide a more detailed description of this transaction, including the conversion terms of the shares. Also, please revise your Market For Common Equity and Related Stockholder Matters on page 43 to provide the information relating to securities convertible into common equity required by Item 201(a)(2) of Regulation S-K or advise us why you believe such disclosure is not required.

Response:

Per Comment #45, the conversion rate for the deposits from stock subscriptions was added to Pages 25 & 29 and to the financial statements under Note 5 on Page 48. Further, the Market for Common Equity and Related Stockholder Matters section has been revised to include the required disclosure.

Item 17. Undertakings, page II-3

46.
Please revise your undertakings language to match the language set forth in Item 512 of Regulation S-K. Refer to Section Iv of the Smaller Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, which are available on our website at

http://www.sec.gov/rules/final/finalarchive2007.shtml

Response:

Per Comment #46, the “Undertakings” page has been revised to fully comply with Item 512 of Regulation S-K, and in accordance with Release No. 33-8876.

Signatures

47.	Please have your principal accounting officer sign the registration statement. Also, please use the signature page provided by Form S-1.

Response:

Per Comment #47, the Signature pages have been revised in accordance with this comment, and are now compliant with the format provided for by Form S-1.

Exhibit 5.1

48.
Please have counsel confirm that the reference in its opinion to the Florida Business Corporations Act includes the statutory provisions, the rules and regulations underlying those provisions and the applicable judicial and regulatory determinations.

Response:

Per Comment #48, the Legal Opinion of Company’s counsel has been revised in accordance with this comment.